Mail Stop 3561

April 22, 2010

Thomas D. Kavanaugh, Esq.
General Counsel
Higher One Holdings, Inc.
25 Science Park
New Haven, Connecticut 06511

>   **Re: Higher One Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 24, 2010**
>   **File No. 333-165673**

Dear Mr. Kavanaugh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by both you and the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K. Also, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses or request for effectiveness.

2. In connection with our review of your filing, we reviewed your website located at www.higherone.com. On that website, we note a number of press releases dated on or within close proximity to the date you filed your registration statement. Particularly, we note your March 24, 2010 press release, announcing that you filed this registration statement, in which you include the names of the underwriters involved with your offering. Please provide us with your analysis as to whether these press releases generally constitute an offer of your securities and whether specifically your March 24, 2010 press release constitutes an offer of your securities in light of Rule 135(a)(2)(v) under the Securities Act.

3. Further, please consider revising the content of your website so that you archive properly the information on the website, as contemplated by Rule 433(e)(2) under the Securities Act, or omit all improper disclosures from your website. Please refer to Section III.D.3.b.iii(E) of Release No. 33-8591 and Rule 433(e) under the Securities Act.

4. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

5. Prior to the effectiveness of the registration statement, please have a representative of the stock exchange where you intend to apply to have your shares listed call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

6. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Prospectus Summary, page 1

7. We note your indication at the outset of this discussion that "[t]his summary does not contain all of the information you should consider before investing in our common stock." Please revise this paragraph to make clear that the summary contains a brief overview of the key aspects of the offering that are the most significant.

8. In this regard, please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information fully discussed elsewhere in your document, including in your Business section. For example, please shorten or remove the Investment Highlights, Our Strategy, Our Industry and Risk Factors sections from your summary. Again, the summary is only intended to provide a brief snapshot of the offering. Please refer to Instruction to Item 503(a) of Regulation S-K.

9. Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the last sentence of your italicized paragraph. The meanings of the terms you use in this part of your document should be clear from their context. If they are, you do not need the definitions. If they are not, you should revise the document using terms that are clear. Please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

The Offering, page 6

10. You disclose on page 107 that you expect all outstanding shares of all series of preferred stock will be converted into common stock in connection with the offering. We also note your disclosure on page F-25 that the "Preferred Stock automatically converts into shares of Common Stock upon…effectiveness of a registration statement." Please reconcile these assertions with the disclosure on page F-25 that "[a]t the option of the Preferred Stock holder, shares may be converted to Common Stock at the rate of one share of Common Stock for one share of Preferred Stock." In this regard, please confirm for us if the conversion occurs automatically upon the effectiveness of your registration statement or if the conversion decision remains with the Preferred Stock holders.

Consolidated Other Data, page 8

11. We note that you include other income and the warrant fair value adjustment in your EBITDA calculation. Please explain why you believe it is appropriate to include these items in EBITDA or revise to include them as part of your adjusted EBITDA calculation. For guidance, please consider the Division of Corporation Finance's Compliance & Disclosure Interpretation Question 103.01 under the section titled "Non-GAAP Financial Measures" (January 15, 2010).

Risk Factors, page 11

12. Please revise certain subsections or elements of a discussion within a risk factor that are unnecessary or should be separated into multiple risk factors, such as:

- the last paragraph in the last risk factor on page 14;

- the third and fourth paragraphs in the first risk factor on page 15;

- the last paragraph in the risk factor on page 21 and;

- the first paragraph on page 26.

In addition, please revise your disclosure under the heading "Legal and Regulatory Risks" that begins on page 24 so that each sub-caption adequately describes the risk from that area of regulation. Also, please revise this section generally to remove any risk factor that is applicable to any issuer, such as the first risk factor on page 20, the last risk factor on page 30 and the risk factor on page 31. We may have additional comments based upon your response and your revisions.

Dilution, page 34

13. Considering net tangible book value generally equals stockholder equity less intangible assets, please explain to us why you deduct preferred stock in your net tangible book value calculation.

Capitalization, page 35

14. Since all classes of preferred stock would participate pro rata in dividends, please tell us why you label only your Series E convertible preferred stock as "participating."

Management's Discussion and Analysis of Financial Condition and Results…, page 43

15. We note that you include many factual statements in this section and throughout your document but have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources or a basis of belief:

- "We are a leading provider of technology and payment services to the higher education industry." Overview, page 43.

- "We provide the most comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students." Overview, page 43.

- "We believe our multi-pronged approach to customer services…makes us an industry leader in customer satisfaction." Focus on Customer Service and Satisfaction, page 64.

- "We believe the vast majority of our approximately 1 million OneAccount users are students who exhibit common spending habits and demonstrate similar patterns of financial activity." Predictable Revenue Streams, page 65.

16. Please expand this section to discuss known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or result in your

liquidity decreasing or increasing in any material way. Please refer to Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are only examples and not an exhaustive list of the revisions you should make:

- We note in the first full risk factor on page 13 your disclosure that, if the current financial aid regime were restricted in such a way that reduced or eliminated the intermediary role played by higher education financial institutions or limited or regulated the role played by service providers such as yourself, your business, results of operation and prospects for future growth could be materially affected. In light of the fact that The Health Care and Education Reconciliation Act was signed into law on or about March 30, 2010 and the Act substantially revises the way that student loans are funded, please describe the effect these changes will have on your business, results of operations and prospects for future growth and disclose any actions you intend to take to mitigate its impact. Please also revise your "Risk Factors" discussion, as appropriate.

- On page 45, you state that, effective July 1, 2010, the Federal Reserve Board recently amended Regulation E to limit the ability of financial institutions to assess an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer's account, unless the consumer "opts in" to the institution's payment of overdrafts for these services. Also, you state that, in the absence of debit card-related NSF fees, you expect the amount of total NSF fees per OneAccount to decrease substantially. Please expand your disclosure to discuss, from your view, how the decrease in NSF fees will impact your operations and, in particular, your revenues in future periods and how you intend to mitigate this loss of income.

- Under the heading "Higher Education Institution Revenue" on page 46, you state that revenue from higher education institutions historically has been primarily comprised of card and transaction fees related to your OneDisburse products. Also, you state that, with your acquisition of CASHNet, you expect the composition of your higher education institution revenue beginning in 2010 to be approximately 40% card and transaction revenue related to your OneDisburse product and 60% payment products-related revenue. Please explain the basis for this conclusion and discuss the impact you anticipate this change will have on your operations in future periods.

- Under the heading "Other Revenue" on page 46, you state that fees may increase or decrease in future periods as prevailing interest rates vary. Please discuss the historical trends in interest rates and how they have impacted your fees, whether you believe interest rates will materially change in future periods, any actions you are taking based on this belief and any impact those actions will have on your operations.

- Under the heading "Sales and Marketing" on page 47, you state that, having nearly doubled the number of sales and marketing personnel with your acquisition of

> CAHSNet, you expect that your sales and marketing expense will increase significantly in 2010. Please discuss this expected cost increase in greater detail, including how you believe it will impact your operations.

Revenue, page 44

17. Please discuss your fees and charges in greater detail, including how they are determined, whether they are uniform or individually negotiated with each customer and how they are collected.

Account Revenue, page 45

18. You disclose that you expect the per transaction ATM fee that you charge to increase significantly in the second quarter of 2010. Please tell us and disclose further information about the increased fee and tell us how you expect the increase will prospectively impact your financial statements. Consider quantifying the pre- and post-increase transaction fee.

Cost of Revenue, page 47

19. We note your disclosure that cost of revenue expenses are shared across the different revenue categories and you are not able to meaningfully allocate such costs between separate categories of revenue. Please elaborate on your inability to arrive at a systematic and rational method for separately stating costs of revenue on the face of the consolidated statements of income related to each of the four classes of revenue. Please refer to Rule 5-03(b).2 of Regulation S-X. Indicate whether any one of the classes would have a larger contribution to gross margins in comparison to the other classes of revenue.

CASHNet Acquisition, page 47

20. Please describe in greater detail your acquisition of CASHNet, including the reasons management decided to purchase the entity, the impact you believe the acquisition will have on your operations in the short-term and long-term, quantify the available cash, assumption of debt and borrowings from your existing credit line you used for the purchase and discuss the costs to you in assuming the debt and borrowing from your existing credit line.

Results of Operations, page 48

21. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, on page 49 under heading "Account Revenue," instead of stating that the increase in account revenue was primarily due to an increase of 81.2% in the number of OneAccounts, which resulted in an increase in interchange fees, ATM fees and NSF Fees, please quantify the effect of each factor on

the change. Also, on page 50 under the heading "Cost of Revenue," instead of stating that the increase in your cost of revenue was due to an increase in data processing expenses, interchange expenses, uncollectible fees, write-offs and customer service expenses and card issuance expenses, please quantify the effect of each these factors in the change in the cost of revenue. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

Contractual Obligations, page 57

22. We note that in footnote three and on page 79 under the heading "Properties" that the lease for your Alameda, California office is set to expire. We also note that you have an option to extend this lease for an additional five years. Please provide your intentions with respect to this lease. If you intend to move, please state the expected cost to relocate to another facility, if material.

Critical Accounting Policies, page 58

23. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to Release No. 33-8350.

Goodwill and Intangible Assets, page 58

24. Given the materiality of goodwill to your total assets, please consider the following disclosures. Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing, identify your reporting units and describe your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.

Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- percentage by which fair value exceeded carrying value as of the date of the most recent test;

- amount of goodwill allocated to the reporting unit;

- description of the methods and key assumptions used and how the key assumptions were determined;

- discussion of the degree of uncertainty associated with the key assumptions, which should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Stock Based Compensation, page 59

25. We note you granted 413,750 stock options and 14,448 shares of restricted stock during the most recent fiscal year end. Please revise your filing to disclose the following information related to issuances of equity instruments:

- Indicate whether the board performed a contemporaneous or retrospective valuation to determine the fair value of your common stock underlying the option grants.

- Revise your disclosure to include a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated initial public offering price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

26. Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Business, page 61

Investment Highlights, page 64

27. In several places in your filing, including in this section, you state that you have a 97% retention rate since 2003. Please revise your filing to clarify if this includes higher education institution clients and students or only institutional clients. Also, please state if the 97% retention rate includes the clients you obtained from your acquisition of CASHNet.

Our Strategy, page 66

28. You state that you believe "there is a significant opportunity to continue to achieve significant future growth" and you provide five ways in which you "intend to continue to increase revenue and profitability by strengthening [y]our position as a leading provider of technology and payment services to the higher education industry." Here or in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail how you plan to implement each of these strategies. For example, please explain how your sales force plans to leverage your deep experience in providing the higher education industry with cost-saving disbursement and payment services and discuss how you plan to continue to add to your client base. As another example, please discuss how you intend to expand and enhance your efforts to reach a greater proportion of the campus communities and how you intend to cross-sell your products and services through bundled packages and pricing. As a further example, please disclose whether you have any current plans to release new products or services, pursue strategic partnerships or acquire additional companies. If not, please disclose that you have no current plans to take these actions at this time.

Products and Services, page 68

29. We note that you separate your products into three categories. Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services that accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please refer to Item 101(c)(1)(i) of Regulation S-K.

Key Relationships with Third Parties, page 72

30. It does not appear that you have filed or intend to file any agreements you have with the third parties you disclose in this section. Please file all material agreements you have with these entities or tell us why it is not appropriate for you to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Competition, page 75

31. Please revise this section to disclose your principle methods of competition in the industries in which you compete, including price, service and functionality and, if known, please disclose your competitive position.

32. We note that you have named SLM Corporation and NelNet, Inc. as competitors in the higher education payment services industry and Wells Fargo & Company and U.S. Bancorp as competitors in the student banking and debit card industry. Given your size, based upon assets and revenues, compared to your competitors, please justify your contention that you compete with these companies.

Government Regulation, page 76

Higher Education Regulations, page 76

33. We note your statement that the Department of Education may deem you to be a "third-party servicer under Title IV regulations" and if you are deemed to be a third-party servicer you must submit a compliance audit conducted by an outside independent auditor. This seems to suggest that you have not been deemed a third-party servicer. However, you go on to state that each year you submit a Compliance Attestation Examination of the Student Financial Assistance Programs audit to the Department of Education. Therefore, please tell us if you have been deemed to be a third-party servicer or why you are otherwise submitting this audit each year.

Legal Proceedings, page 80

34. Please disclose the relief you are seeking in your suit against TouchNet Information Systems, Inc. and any relief sought in the counterclaims by this party against you. Please refer to Item 103 of Regulation S-K.

Management, page 81

35. For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In this regard, we note that you made general statements of attributes that certain directors may bring to your board of directors. For example, you state that "Mr. McFadden has served as an executive at numerous financial institutions as the chairman of a public company and brings experience in executive management, corporate governance and risk management to our board," but you do not state if these factors were why Mr. McFadden should serve as a director. Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K and, for guidance, please see the Division

of Corporation Finance's Compliance Disclosure and Interpretations Question 116.05 under the section entitled "Regulation S-K" (March 12, 2010).

Board of Directors, page 83

36. You state that Stewart Gross is not independent for purposes of the audit and compensation committees. Please tell us why Mr. Gross is not independent for purposes of the audit and compensation committees, but would otherwise meet the independence requirements of the NASDAQ Global Select Market and the federal securities laws.

37. It does not appear as if you describe the leadership structure of your board of directors as required by Item 402(h) of Regulation S-K. Please revise or advise.

Executive Compensation, page 85

38. It does not appear that you have included any disclosure based upon Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 85

Role of the Compensation Committee, page 85

39. We note that the compensation committee conferred with your chief executive officer to establish your annual goals for him and the other executive officers. Please discuss in greater detail the role of executive officers in determining executive compensation. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Compensation Benchmarking and Peer Group, page 86

40. You state that Steven Hall & Partners identified business services, financial transaction and/or technology companies with revenue, revenue growth, EBITDA, net income, total assets and market capital within a specified range above, below and on par with you. Please disclose those ranges.

Base Salary, page 87

41. You state that the compensation committee, in setting an executive's salary, considers prior performance and other discretionary factors. Please briefly describe the other discretionary factors and what aspects of prior performance that the compensation committee considers when setting executive salaries.

42. You state that your approved salary increases for each of your named executive officers from 2008 to 2009 ranged from four percent to 17% so as to minimize the gap between

Dean Hatton's salary and the salaries of Mark Volchek and Miles Lasater, while providing Mr. Hatton with a reasonable minimum salary increase. Please explain why you sought to minimize the gap between Mr. Hatton's salary and the salaries of Messrs. Volchek and Lasater. Also, please discuss the circumstances under which you decided to provide Mr. Hatton with a reasonable minimum salary increase. Further, please discuss the reasons that you increased the salaries of Casey McGuane and Robert Reach and the reasons that you increased their salaries by the amounts you did.

43. Please explain why you believe that Mark Volchek and Miles Lasater have responsibilities that exceed peer group executives holding the same titles.

Annual Bonus, page 87

44. We note that one of your performance criteria is management objectives. Please discuss your 2009 management objectives. We note that you discuss your 2010 management objectives on page 89.

45. You state that an additional bonus amount was added to the bonus pool because, based on your preliminary forecast of 2009 results, EBITDA was going to be at least 10% above your 2009 budget. In light of the fact that the award was made based on a preliminary forecast, please discuss your polices regarding the adjustment or recovery of awards or payments should the performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award.

46. Please describe the compensation committee's authority to adjust annual bonus payouts if relevant performance goals are not met and their authority to reduce or increase the size of any award or payout. Please refer to Item 402(b)(vi) of Regulation S-K.

47. Please disclose the reasons that the compensation committee concluded that the cap on the excess bonus provision should be modified such that any amounts earned in excess of the cap should be paid in the form of restricted stock grants to each of your named executive officers.

48. On page 89, you state that "[p]rior to the effective date, the company intends to adopt a new annual incentive plan for its executive officers that will comply with Section 162(m) of the Code." Please state if this "new annual incentive plan" will be materially different from the annual incentive plan discussed in your filing. If materially different, please discuss the material changes. If you do not expect this plan to be materially different from the plan discussed in your filing, please state this fact.

Principal and Selling Stockholders, page 97

49. Please disclose whether any of the selling stockholders are either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405 under the Securities Act. We may have further comment.

50. Please describe the manner in which the selling stockholders obtained their shares. Please provide this information for each selling stockholder in your table.

51. Please disclose the natural person, natural persons or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares to be offered for resale by that selling stockholder. For guidance, please consider the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 under the section entitled "Regulation S-K" (March 12, 2010).

Certain Relationships and Related Party Transactions, page 100

52. Please briefly describe the reports and financial statements that you were to furnish to certain holders of capital stock. Also, please identify the stockholders that you refer to in this instance.

53. Please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

54. We note you have adopted a formal written policy concerning related party transactions in which the audit committee evaluates each related party transaction and recommends to the disinterested members of your board whether the transaction is "fair, reasonable and within [your] policy, and should be ratified and approved by the board." Also, you state that related party transactions entered into, but not approved as required by your policy, will be subject to termination by you or your relevant subsidiary if so directed by the audit committee or board, taking into account "factors as such body deems appropriate and relevant." Please revise your disclosure to describe your related party transaction policies so that you discuss specifically the manner in which the audit committee determines whether a related party transaction is fair, reasonable and within your policy. Further, please disclose the factors that the audit committee or board would deem appropriate and relevant in determining whether to terminate any related party transaction not otherwise approved in a manner consistent with your policy. Please refer to Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Underwriting, page 112

55. Please briefly discuss the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other considerations to be received by any dealer in connection with the sale of securities. Please refer to Item 508(h) of Regulation S-K.

56. We note your statement on page 115 that underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. Please identify which principal underwriters intend to sell to accounts over which it exercises discretionary authority. Please refer to Item 508(j) of Regulation S-K.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

57. Please have your independent registered public accounting firm indicate the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-6

Note 2 – Significant Accounting Policies, page F-6

Revenue Recognition and Deferred Revenue, page F-9

58. We understand that you principally derive your revenues from account revenues, payment transaction revenues, higher education institution revenues and other revenues. Please revise your filing to provide the revenue disclosures by product and service group required by FASB ASC 280-10-50-40. For example, please disaggregate your account revenues between interchange, ATM and non-sufficient fund fees. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. Alternatively, if it is your conclusion that your reported revenue streams represent groups of similar products or services, please provide management's analysis in arriving at this conclusion.

59. Please tell us if any of your arrangements with customers include multiple deliverables. If so, please tell us and disclose the nature of these transactions and how you account for them.

Higher Education Institution Revenue, page F-10

60. You disclose that you recognize subscription fees ratably over the subscription agreement and implementation fees over the estimated contract period. Please tell us and disclose

the length(s) of your subscription agreements and the typical period(s) over which the implementation fees are recognized.

Cost of Revenues, page F-10

61. We note that you defer and amortize to cost of revenues the set-up and other direct costs of implementation incurred at the outset of certain contracts over the expected term of the contracts. Please explain in further detail the nature of these costs, such as the specific aspects of the employee labor performed and, citing authoritative accounting guidance, tell us how you determined deferral of these costs was appropriate.

Stock-based Compensation, page F-11

62. We note that you generally use the simplified method in estimating the expected term of your stock options. Please tell us and disclose the reasons why you use the simplified method. Please refer to Question 6 of SAB Topic 14D2.

Note 3. Acquisitions, page F-14

63. We note that you purchased intellectual property for one million common shares and, given the contingent nature of the agreement, are currently accounting for the vesting of the shares as selling expense. Citing authoritative accounting guidance, please tell us how you determined your accounting treatment. In doing so, tell us why you do not believe it is appropriate to capitalize the acquired asset or to use the transaction date as the measurement date for your shares. Please refer to FASB ASC 505-50, particularly paragraph 505-50-25-4, the measurement date guidance of paragraphs 505-50-30-11 through 505-50-30-13 and the counterparty performance condition guidance included in paragraphs 505-50-30-25, 505-50-30-30 and 505-50-35-7.

Note 10. Capital Stock, page F-22

64. You disclose on page F-24 that an event constituting a change of control not resulting in automatic conversion shall be regarded as a liquidation event resulting in the preferred stockholders receiving payments according to the underlying liquidation rights. Considering you classify your preferred stock within permanent equity, please tell us how you determined all change of control events not resulting in automatic conversion were solely within your control. In doing so, please confirm that board approval is required under Delaware state law for any change of control transaction and that the preferred shareholders do not control your board. If certain changes in control or other liquidation events, including those deemed hostile, trigger redemption and do not require board approval, it appears that you would be required to present your preferred shares within mezzanine equity even if the likelihood of redemption is considered remote. Please refer to FASB ASC 480-10-S99-3A.

Note 11. Repurchase of Shares, page F-26

65. We note that you repurchased preferred shares in conjunction with an August 2008 tender offer and that the difference of approximately $94 million between the original issuance price and the tender price was deducted from equity. As it appears that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock represents a return to the preferred stockholder, please tell us why it does not appear you reflected the excess as a subtraction from net income in arriving at net earnings available to common stockholders. Please refer to FASB ASC 260-10-S99.

Informed Decisions Corporation dba CASHNet Financial Statements, page F-35

66. Please tell us why you include only nine months of activity for your statements of operations and cash flows for the period ended March 31, 2008.

Part II. Information Not Required in Prospectus, page II-1

Item 14. Indemnification of Directors and Officers, page II-1

67. You state that the company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. Please provide a brief description of the indemnification provisions in this section or provide a cross-reference to where this information can be located. Please refer to Item 508(g) of Regulation S-K.

68. Please disclose the "certain affiliates" of Lightyear Capital LLC to which you sold 5,454,545 shares of series E convertible preferred stock on August 26, 2008.

69. Also, please explain the facts you relied upon in determining that your unregistered sale of series E convertible preferred stock to certain affiliates of Lightyear Capital LLC was permitted by Section 4(2) of the Securities Act, including the manner in which you identified the purchasers.

Item 16. Exhibits and Financial Statement Schedules, page II-3

(a) Exhibits, page II-3

70. Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Item 17. Undertakings, page II-4

71. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lopez, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Via facsimile